Navios Maritime Partners L.P.

Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2009

▪	Distribution of $0.40 per unit for the three month period ended June 30, 2009
▪	24.0% increase in quarterly revenues to $22.2 million
▪	93.2% increase in quarterly Operating Surplus to $11.4 million
▪	25.6% increase in quarterly EBITDA to $15.2 million.

PIRAEUS, GREECE, July 28, 2009 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: “NMM”), an owner and operator of Capesize and Panamax vessels, reported its financial results for the second quarter and six month period ended June 30, 2009.

Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: "Our financial and operational results have been driven by our focus in the face of a turbulent market and the consistent implementation of our strategy.  During a difficult period, we have been able to increase and maintain our distributions. We have also been able to access the capital markets through a successful, traditional "overnight" equity raise and to increase the size of our fleet.  This accretive fundraising and acquisition demonstrated our continued ability to grow the company and our commitment to raise money in a shareholder friendly fashion."

Ms. Frangou continued: "The world's economies are stabilizing, and economic growth is projected to be positive in the second half of 2009. Emerging markets are continuing to outperform developed countries, and Navios Partners should be able to benefit from steadier global demand for dry bulk products while also participating in the rebalancing of the global fleet."

Net income was affected during the second quarter by the issuance of 1.0 million subordinated units in connection with the Navios Bonavis (ex TBN I) transaction. For US GAAP, this issuance was recognized as a $6.1 million non-cash expense, computed by reference to the public market price of the common units and without any discount for illiquidity (these subordinated units are not freely tradable). These subordinated units are also ineligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units (“the Non-Cash Expense”).

Throughout this press release, EBITDA for the three and six months ended June 30, 2009 and 2008 represents net income before interest, depreciation and amortization and before the Non-Cash Expense.

Recent Developments

Offering of 3,500,000 Common Units

On May 8, 2009, Navios Partners completed its public offering of 3.5 million common units at $10.32 per unit and raised gross proceeds of $36.1 million to fund its fleet expansion. The net proceeds of this offering, including discounts and excluding offering costs of $0.5 million, were $34.3 million. Navios Partners also issued 71,429 additional units to General Partner in exchange for $0.7 million

Acquisition of All Rights to the Panamax Vessel “Navios Sagittarius”

On June 10, 2009 Navios Partners purchased from Navios Holdings all of the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt including a long term charter-out agreement through November 2018. The $34.6 million acquisition was funded with the proceeds from the offering of 3,500,000 units. The Navios Sagittarius is a chartered-in-vessel, and Navios Partners has an option to purchase the vessel, beginning November 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26.2 million based on the exchange rate at June 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at June 30, 2009).

12-month Option for the Capesize TBN I – Replacing Purchase Obligation

Navios Partners was relieved from its obligation to purchase the Capesize vessel Navios Bonavis (ex TBN I) for $130.0 million and instead was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued to Navios Holdings 1,000,000 unregistered subordinated units.  For US GAAP, this issuance was recognized as a $6.1 million Non-Cash Expense.

In connection with this transaction, Navios Holdings was also released, for a two-year period, from the Omnibus Agreement restriction prohibiting Navios Holdings from acquiring qualifying vessels from third parties. Navios Holdings was not released from the requirement that it offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet. Navios Partners also issued 20,408 additional units to General Partner in exchange for $0.2 million.

Following the above transactions, Navios Holding, through the General Partner has contributed $0.9 million to Navios Partners for the issuance of 91,837 additional units.

Cash Distributions

The Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2009 of $0.40 per unit.  This distribution is payable on August 11, 2009 to all holders of record as of August 6, 2009.

Long Term and Insured Cash Flow

Navios Partners has entered into long-term time charters-out for all ten vessels with a remaining average term of 4.4 years, providing a stable base of revenue and distributable cash flow.  Navios Partners has currently contracted out 100% of available days for 2009, 100% for 2010 and 80% for 2011 generating revenues of $90.3 million, $96.1 million and $81.0 million, respectively. The average contractual daily charter-out rate for the fleet is $25,887, $26,343 and $27,730 for 2009, 2010 and 2011, respectively.  The average daily charter-in rate for the active long-term charter-in vessels for 2009 and 2010 is $12,636 and $12,205 respectively.

Navios Partners’ charter-out contracts have been insured by an AA+ rated European Union governmental agency.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statement of operations for the three and six month periods ended June 30, 2009 and June 30, 2008. The quarterly 2009 and 2008 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month Period ended June 30, 2009 (unaudited)	Three Month Period ended June 30, 2008 (unaudited)	Six Month Period ended June 30, 2009 (unaudited)	Six Month Period ended June 30, 2008 (unaudited)
Revenues	$22,154	$17,939	$43,311	$32,259
EBITDA	$15,189	$12,142	$29,917	$21,322
Net income	$3,592	$7,155	$12,551	$11,001
Adjusted Net Income (1)	$9,674	$7,155	$18,633	$11,001
Earnings per Common unit (basic and diluted)	0.22	0.39	0.62	0.74
Adjusted Earnings per common unit (basis and diluted) (1)	0.41	0.39	0.81	0.74
Operating Surplus	$11,432	$5,909	$21,982	$13,065
Capital expenditure reserve	$1,957	$2,338	$3,915	$4,410

(1) Adjusted for $6.1 million Non-Cash Expense for the release of the obligation to acquire Navios Bonavis (ex TBN I).

Three month period ended June 30, 2009

Time charter and voyage revenues for the three month period ended June 30, 2009 increased by $4.3 million or 24.0% to $22.2 million as compared to $17.9 million for the same period in 2008. The increase was mainly attributable to the acquisition of the Navios Hope on July 1, 2008, which was operating during the entire three month period ended June 30, 2009 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009.

EBITDA increased by $3.1 million to $15.2 million for the three month period ended June 30, 2009 as compared to $12.1 million for the same period of 2008. This $3.1 million increase in EBITDA was primarily due to a $4.3 million increase in revenue as a result of the increased number of vessels in Navios Partners’ fleet. The above favorable variance of $4.3 million was mitigated by: (a) a $0.2 million increase in time charter and voyage expenses; (b) a $0.5 million increase in management fees due to the increase in the number of vessels; (c) a $0.4 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the three month period ended June 30, 2009, compared to the respective period in 2008; and (d) a $0.1 million increase in net other expense.

The reserve for estimated maintenance and replacement capital expenditures for the three month period ended June 30, 2009 and 2008 was $2.0 million and $2.3 million, respectively. Expansion capital expenditures for the three month period ended June 30, 2009 and 2008 was $34.6 million and $34.2 million, respectively.

Navios Partners generated an Operating Surplus for the three month period ended June 30, 2009 of $11.4 million in comparison to $5.9 million for the three month period ended June 30, 2008. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).

Net income for three months ended June 30, 2009 amounted to $3.6 million compared to $7.2 million for the three months ended June 30, 2008. The decrease in net income by $3.6 million was due to (a) a $6.1 million Non-Cash Expense; and (b) a $1.0 million increase in depreciation and amortization expense. This decrease was mitigated by (a) a $3.1 million increase in EBITDA; and (b) a $0.4 million decrease in interest expense.

Six month period ended June 30, 2009

Time charter and voyage revenues for the six month period ended June 30, 2009 increased by $11.0 million or 34.0% to $43.3 million as compared to $32.3 million for the same period in 2008. The increase was mainly attributable to the acquisition of the Navios Hope on July 1, 2008, which was fully operating during the three month period ended June 30, 2009 and the acquisition of the rights of the Navios Sagittarius on June 10, 2009.

EBITDA increased by $8.6 million to $29.9 million for the six month period ended June 30, 2009 as compared to $21.3 million for the same period of 2008. This $8.6 million increase in EBITDA was primarily due to the $11.0 million increase in revenue as a result of the increased number of vessels in Navios Partners’ fleet. The above favorable variance of $11.0 million was mitigated by: (a) a $0.4 million increase in time charter and voyage expenses; (b) a $1.4 million increase in management fees due to the increase in the number of vessels; and (c) a $0.8 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the six month period ended June 30, 2009, compared to the respective period in 2008.

The reserve for estimated maintenance and replacement capital expenditures for the six month period ended June 30, 2009 and 2008 was $3.9 million and $4.4 million, respectively. Expansion capital expenditures for the six month period ended June 30, 2009 and 2008 was $34.6 million and $34.2 million, respectively.

Navios Partners generated an Operating Surplus for the six month period ended June 30, 2009 of $22.0 million in comparison to $13.1 million for the six month period ended June 30, 2008. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).

Net income for six months ended June 30, 2009 amounted to $12.6 million compared to $11.0 million for the six months ended June 30, 2008. The increase in net income by $1.6 million was due to (a) $8.6 million increase in EBITDA; (b) a $0.5 million decrease in interest expense and (c) a $0.1 million net increase other income/expense and interest income. This increase was mitigated by (a) a $6.1 million Non-Cash Expense; and (b) a $1.5 million increase in depreciation and amortization expense.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2009.

	Three Month Period ended June 30, 2009	Three Month Period ended June 30, 2008	Six Month Period ended June 30, 2009	Six Month Period ended June 30, 2008

Available Days (1)	840	728	1,650	1,363
Operating Days (2)	840	722	1,649	1,356
Fleet Utilization (3)	100%	99.2%	99.9%	99.6%
Time Charter Equivalent (per day)	$26,373	$24,641	$26,249	$23,674
Vessels operating at period end	10	8	10	8

(1)
Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)
Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.  The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.  The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Conference Call details:
Navios Partners’ management will host a conference call to discuss the results on Wednesday, July 29, 2009, at 8:30 am EDT.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Toll Free Dial In:  +1866 819 7111
UK Toll Free Dial In: +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote "NAVIOS MLP".

A telephonic replay of the conference call will be available until August 5, 2009 by dialing the following numbers:

US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#

Slides and audio webcast:
There will also be a live webcast of the conference call, through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the "Investors" section at 7:45 am EDT on the day of the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website at www.navios-mlp.com

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.  Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements.  Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.  Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	June 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$20,481	$28,374
Restricted cash	8,321	-
Accounts receivable, net	479	313
Prepaid expenses and other current assets	194	371
Total current assets	29,475	29,058
Vessels, net	283,787	291,340
Deferred financing costs, net	1,989	1,915
Deferred dry dock and special survey costs, net	345	594
Intangible assets other than goodwill	34,377	-
Total non-current assets	320,498	293,849
Total assets	$349,973	$322,907
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$582	$594
Accrued expenses	1,936	1,662
Deferred voyage revenue	8,369	2,606
Amounts due to related parties	6,368	1,539
Current portion of long-term debt	-	40,000
Total current liabilities	17,255	46,401
Long-term debt	195,000	195,000
Unfavorable lease terms	3,661	4,659
Deferred voyage revenue	21,134	-
Total non-current liabilities	219,795	199,659
Total liabilities	237,050	246,060
Commitments and contingencies	-	-
Partners’ Capital:

Common Unitholders (13,631,415 and 17,131,415 units issued and outstanding at December 31, 2008 and June 30, 2009, respectively)	275,715	243,639

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2008 and June 30, 2009)	(163,052)	(160,092)

General Partner (433,740 and 525,577 units issued and outstanding at December 31, 2008 and June 30, 2009, respectively)	(5,822)	(6,700)

Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at December 31, 2008 and June 30, 2009, respectively)	6,082	-
Total partners’ capital	112,923	76,847
Total liabilities and partners’ capital	$349,973	$322,907

NAVIOS MARITIME PARTNERS L.P.
 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended June 30, 2009 (unaudited)	Three Month Period ended June 30, 2008 (unaudited)	Six Month Period ended June 30, 2009 (unaudited)	Six Month Period ended June 30, 2008 (unaudited)
Time charter and voyage revenues	$22,154	$17,939	$43,311	$32,259
Time charter and voyage expenses	(3,351)	(3,183)	(6,359)	(6,004)
Direct vessel expenses	(124)	(145)	(248)	(289)
Management fees	(2,639)	(2,119)	(5,249)	(3,939)
General and administrative expenses	(897)	(507)	(1,799)	(1,003)
Depreciation and amortization	(3,501)	(2,547)	(6,778)	(5,311)
Interest expense and finance cost, net	(1,922)	(2,339)	(4,347)	(4,812)
Interest income	32	43	89	91
Compensation expense	(6,082)	-	(6,082)	-
Other income	-	24	13	23
Other expense	(78)	(11)	-	(14)
Net income	$3,592	$7,155	$12,551	11,001

Earnings per unit:

	Three Month Period ended June 30, 2009 (unaudited)	Three Month Period ended June 30, 2008 (unaudited)	Six Month Period ended June 30, 2009 (unaudited)	Six Month Period ended June 30, 2008 (unaudited)
Net income	$3,592	$7,155	$12,551	$11,001
Earnings per unit:
Common unit (basic and diluted)	$0.22	$0.39	$0.62	$0.74
Subordinated unit (basic and diluted)	$-	$0.39	$0.41	$0.40
General partner unit (basic and diluted)	$0.15	$0.39	$0.62	$0.60
Subordinated Series A Unitholders (basic and diluted)	$-	$-	$-	$-

NAVIOS MARITIME PARTNERS L.P.
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in thousands of U.S. Dollars)

	Six Month	Six Month
	period Ended	period Ended
	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$12,551	$11,001

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,778	5,311
Amortization and write-off of deferred financing cost	127	101
Amortization of deferred dry dock costs	248	289
Compensation expense (1)	6,082	-

Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash	(821)	151
Increase in accounts receivable	(166)	(356)
(Increase)/ decrease in prepaid expenses and other current assets	177	(57)
Increase/(decrease) in accounts payable	(12)	461
Increase/(decrease) in accrued expenses	274	(123)
Increase in deferred voyage revenue	26,897	777
Increase/ (decrease) in amounts due to related parties	4,829	(3,654)
Net cash provided by operating activities	56,964	13,901

INVESTING ACTIVITIES:
Acquisition of vessels	-	(34,460)
Acquisition of contracts	(34,600)	-
Increase in long term assets	-	(46)
Net cash used in investing activities	(34,600)	(34,506)

FINANCING ACTIVITIES:
Cash distribution paid	(17,350)	(9,708)
Proceeds from issuance of general partners units	944	-
Proceeds from issuance of common units	33,849
Proceeds from long term loan	-	35,000
Increase in restricted cash	(7,500)	-
Repayment of long-term debt and payment of principal	(40,000)	-
Debt issuance costs	(200)	-
Net cash (used in)/provided by financing activities	(30,257)	25,292

Increase/ (decrease) in cash and cash equivalents	(7,893)	4,687

Cash and cash equivalents, beginning of period	28,374	10,095

Cash and cash equivalents, end of period	$20,481	$14,782

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION
Cash paid for interest	$4,302	$4,783

Non-cash operating activities
Issuance of units in connection with the Non-Cash Compensation Expense (1)

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Original Charter Expiration Date/ New Charter Expiration Date (1)	Original Charter Out Rate/ New Charter Out Rate per day (2)

Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope (3)	Panamax	2005	75,397	May 18, 2010	$10,643
				September 2013	$16,841

Long-term Chartered-in Vessels

Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391
Navios Sagittarius (6)	Panamax	2006	75,756	November 2018	$26,125

(1) Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2) Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3) Navios Partners received a lump sum charter payment of approximately $29.6 million for Navios Hope in the first quarter of 2009. This charter payment was net of expenses and represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013).  The rate for the period from April, 1 2009 to August 2013 is as presented in the table above. On February 9, 2009, Navios Aurora I was renamed to the Navios Hope.

(4) Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($39.8 million based upon the exchange rate at June 30, 2009), declining pro rata by 145 million Yen ($1.5 million based upon the exchange rate at June 30, 2009) per calendar year.

(5) Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($37.7 million based upon the exchange rate at June 30, 2009) declining pro rata by 150 million Yen ($1.6 million based upon the exchange rate at June 30, 2009) per calendar year.

(6) On June 10, 2009 Navios Partners purchased from Navios Maritime Holdings Inc. the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a $34.6 million in cash. The Navios Sagittarius is a chartered-in-vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26.2 million based on the exchange rate at June 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at June 30, 2009).

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire Navios Bonavis (ex TBN I). Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures.  Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

3. Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

• less the amount of cash reserves established by the board of directors to:

–	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);

– comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

• plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	(unaudited) Three Month Period ended June 30, 2009 ($ ‘000)	(unaudited) Three Month Period ended June 30, 2008 ($ ‘000)	(unaudited) Six Month Period ended June 30, 2009 ($ ‘000)	(unaudited) Six Month Period ended June 30, 2008 ($ ‘000)
Net Cash from Operating Activities	$13,916	$10,397	$56,964	$13,901
Net increase/(decrease) in operating assets	(215)	(2,231)	810	262
Net increase/(decrease) in operating liabilities	(337)	1,732	(31,988)	2,539
Net interest cost	1,890	2,296	4,258	4,721
Deferred finance charges	(65)	(52)	(127)	(101)
EBITDA	15,189	12,142	29,917	21,322
Cash interest income	32	43	89	91
Cash interest paid	(2,025)	(4,783)	(4,302)	(4,783)
Expansion capital expenditures	(34,600)	(34,155)	(34,600)	(34,155)
Equity Issuance	34,793	-	34,793	-
Borrowings to fund expansion capital expenditures	-	35,000	-	35,000
Maintenance and replacement capital expenditures	(1,957)	(2,338)	(3,915)	(4,410)
Operating Surplus	11,432	5,909	21,982	13,065
Cash distribution paid relating to the first quarter	-	-	(8,675)	(6,472)
Recommended reserves accumulated as of beginning of January 1	2,127	18	2,127	18
Reserves accumulated during the first quarter distributed in the second quarter	1,875	684	-	-
Recommended reserves held as of quarter end	(5,322)	(117)	(5,322)	(117)
Available cash for distribution	$10,112	$6,494	$10,112	$6,494